SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         Schedule 13D**

            Under the Securities Exchange Act of 1934
                       (Amendment No. 11)*

                   Lone Star Technologies, Inc.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                           542312103
                         (Cusip Number)

                       J. Taylor Crandall
                   201 Main Street, Suite 3100
                     Fort Worth, Texas 76102
                         (817) 390-8500
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         February 27, 1995
     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement
[ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 4,676,900 shares, which constitutes approximately 22.9% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 20,412,070 shares outstanding.

1.   Name of Reporting Person:

     Alpine Capital, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: WC

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                           /   /


6.   Citizenship or Place of Organization: Texas


              7.   Sole Voting Power: 4,446,272 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting     9.   Sole Dispositive Power: 4,446,272 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     4,446,272

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                           /   /


13.  Percent of Class Represented by Amount in Row (11):  21.8%


14.  Type of Reporting Person: PN

- ------------
(1)  Power is exercised through its two general partners, Robert
     W. Bruce III and Algenpar, Inc.

1.   Name of Reporting Person:

     Robert W. Bruce III

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                           /   /


6.   Citizenship or Place of Organization: USA

              7.   Sole Voting Power: -0-
Number of
Shares
Beneficially  8.   Shared Voting Power: 4,676,900 (1)
Owned By
Each
Reporting     9.   Sole Dispositive Power: -0-
Person
With
              10.  Shared Dispositive Power: 4,676,900 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     4,676,900 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                           /   /

13.  Percent of Class Represented by Amount in Row (11):  22.9%


14.  Type of Reporting Person: IN

- -------------
(1) Solely in his capacity as one of two general partners of Alpine Capital, L.P., with respect to 4,446,272 shares, and in his capacity as a principal of The Robert Bruce
     Management Co., Inc., which has shared investment discretion over shares owned by The Anne T. and Robert M. Bass
     Foundation, with respect to 230,628 shares.

1.   Name of Reporting Person:

     Algenpar, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                           /   /


6.   Citizenship or Place of Organization: Texas


              7.   Sole Voting Power: -0-
Number of
Shares
Beneficially  8.   Shared Voting Power: 4,446,272 (1)(2)
Owned By
Each
Reporting     9.   Sole Dispositive Power: -0-
Person
With
              10.  Shared Dispositive Power: 4,446,272 (1)(2)

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     4,446,272 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                           /   /


13.  Percent of Class Represented by Amount in Row (11):  21.8%


14.  Type of Reporting Person: CO

- ------------
(1)  Power is exercised through its President, J. Taylor
     Crandall.
(2) Solely in its capacity as one of two general partners of Alpine Capital, L.P.

1.   Name of Reporting Person:

     J. Taylor Crandall

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                           /   /


6.   Citizenship or Place of Organization: USA


              7.   Sole Voting Power: -0-
Number of
Shares
Beneficially  8.   Shared Voting Power: 4,676,900 (1)
Owned By
Each
Reporting     9.   Sole Dispositive Power: -0-
Person
With
              10.  Shared Dispositive Power: 4,676,900 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     4,676,900 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                           /   /

13.  Percent of Class Represented by Amount in Row (11):  22.9%


14.  Type of Reporting Person: IN

- ------------
(1) Solely in his capacity as President and sole stockholder of Algenpar, Inc., which is one of two general partners of Alpine Capital, L.P., with respect to 4,446,272 shares, and in his capacity as a director of The Anne T. and Robert M. Bass Foundation with respect to 230,628 shares.

1.   Name of Reporting Person:

     The Anne T. and Robert M. Bass Foundation

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Working Capital

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                           /   /


6.   Citizenship or Place of Organization: Texas


              7.   Sole Voting Power: 230,628 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting     9.   Sole Dispositive Power: 230,628 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     230,628

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                           /   /

13.  Percent of Class Represented by Amount in Row (11):  1.1%


14.  Type of Reporting Person: CO

- ------------
(1) Power is exercised through its three directors, Anne T. Bass, Robert M. Bass and J. Taylor Crandall and through Robert W. Bruce III in his capacity as a principal of The Robert Bruce Management Co., Inc., which has shared investment discretion over shares owned by The Anne T. and Robert M. Bass Foundation.

1.   Name of Reporting Person:

     Anne T. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                           /   /


6.   Citizenship or Place of Organization: USA


              7.   Sole Voting Power: -0-
Number of
Shares
Beneficially  8.   Shared Voting Power: 230,628 (1)
Owned By
Each
Reporting     9.   Sole Dispositive Power: -0-
Person
With
              10.  Shared Dispositive Power: 230,628 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     230,628 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                           /   /


13.  Percent of Class Represented by Amount in Row (11):  1.1%


14.  Type of Reporting Person: IN

- ------------
(1) Solely in her capacity as a director of The Anne T. and Robert M. Bass Foundation.

1.   Name of Reporting Person:

     Robert M. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                           /   /


6.   Citizenship or Place of Organization: USA


              7.   Sole Voting Power: -0-
Number of
Shares
Beneficially  8.   Shared Voting Power: 230,628 (1)
Owned By
Each
Reporting     9.   Sole Dispositive Power: -0-
Person
With
              10.  Shared Dispositive Power: 230,628 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     230,628 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                           /   /


13.  Percent of Class Represented by Amount in Row (11):  1.1%


14.  Type of Reporting Person: IN

- ------------
(1) Solely in his capacity as a director of The Anne T. and Robert M. Bass Foundation.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their
Schedule 13D Statement dated June 22, 1993, as amended by Amendment No. 1 dated August 26, 1993, Amendment No. 2 dated November 26, 1993, Amendment No. 3 dated April 21, 1994, Amendment No. 4 dated April 27, 1994, Amendment No. 5 dated August 3, 1994, Amendment No. 6 dated September 28, 1994, Amendment No. 7 dated November 2, 1994, Amendment No. 8 dated November 9, 1994, Amendment No. 9 dated January 20, 1995 and Amendment No. 10, dated February 7, 1995 (the "Schedule 13D"), relating to the Common Stock, par value $1.00 per share (the "Stock"), of Lone Star Technologies, Inc. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 1.  SECURITY AND ISSUER.

     No material change.


Item 2.  IDENTITY AND BACKGROUND.

     No material change.


Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 hereby is amended in its entirety to read as follows:

     The source and amount of the funds used by the Reporting
Persons to purchase shares of the Stock are as follows:

REPORTING PERSON     SOURCE OF FUNDS        AMOUNT OF FUNDS

     Alpine          Working Capital(1)     $30,274,508.58(2)

     Bruce           Not Applicable         Not Applicable

     Algenpar        Not Applicable         Not Applicable

     Crandall        Not Applicable         Not Applicable

     Foundation      Working Capital(1)     $1,790,976.68(3)

     A. Bass         Not Applicable         Not Applicable

     R. Bass         Not Applicable         Not Applicable

     (1) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

     (2) This figure represents the total amount expended by Alpine for all purchases of shares of the Stock without subtracting sales; therefore, such figure does not represent Alpine's net investment in shares of the Stock. Alpine's net investment in shares of the Stock is $30,117,632.98.

     (3) This figure represents the total amount expended by the Foundation for all purchases of shares of the Stock without subtracting sales; therefore, such figure does not represent the Foundation's net investment in shares of the Stock. The
Foundation's net investment in shares of the Stock is $1,768,852.28.

Item 4.  PURPOSE OF TRANSACTION.

     Item 4 hereby partially is amended to add at the end thereof, the following:

     "In connection with the Issuer's upcoming annual meeting of shareholders, the Issuer offered the Reporting Persons the opportunity to designate a representative to be nominated to fill a new seat to be created on the Issuer's Board of Directors. In response, the Reporting Persons have designated Thomas
     M. Mercer, Jr. to be so nominated"

     Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would otherwise result in any of the actions specified in clauses (a) through (i) of Item 4 of Schedule 13D of the Act.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Paragraphs (a)-(c) of Item 5 hereby are amended in their entireties to read as follows:

     (a)

     ALPINE

     The aggregate number of shares of the Stock that Alpine owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 4,446,272, which constitutes approximately 21.8% of the outstanding shares of the Stock.

     BRUCE

     Because of his position as one of two general partners of Alpine and as principal of Bruce Management (which has shared investment discretion over the shares of the Stock owned by the Foundation), Bruce may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,676,900 shares of the Stock, which constitutes approximately 22.9% of the outstanding shares of the Stock.

     ALGENPAR

     Because of its position as one of two general partners of Alpine, Algenpar may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,446,272 shares of the Stock, which constitutes approximately 21.8% of the outstanding shares of the Stock.

     CRANDALL

     Because of his positions as President and sole stockholder of Algenpar, one of two general partners of Alpine, and a director of Foundation, Crandall may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 4,676,900 shares of the Stock, which constitutes approximately 22.9% of the outstanding shares of the Stock.

     FOUNDATION

     The aggregate number of shares of the Stock that Foundation owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 230,628, which constitutes approximately 1.1% of the outstanding shares of the Stock.

     A. BASS

     Because of her position as a director of Foundation, A. Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 230,628 shares of the Stock, which constitutes approximately 1.1% of the outstanding shares of the Stock.

     R. BASS

     Because of his position as a director of Foundation, R. Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 230,628 shares of the Stock, which constitutes approximately 1.1% of the outstanding shares of the Stock.

     To the best of the knowledge of each of the Reporting
Persons, other than is set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

     (b)

     ALPINE

     Acting through its two general partners, Alpine has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,446,272 shares of the Stock.

     BRUCE

     As one of two general partners of Alpine, Bruce has shared power to vote or to direct the vote and to dispose or to direct the disposition of 4,446,272 shares of the Stock. As principal of Bruce Management (which exercises shared investment discretion over the shares of the Stock owned by the Foundation), Bruce has shared power to vote or to direct the vote and to dispose or to direct the disposition of 230,628 shares of the Stock.

     ALGENPAR

     As one of two general partners of Alpine, Algenpar has shared power to vote or to direct the vote and to dispose or to direct the disposition of 4,446,272 shares of the Stock.

     CRANDALL

     As the President and sole stockholder of Algenpar, which is one of two general partners of Alpine, Crandall has shared power to vote or to direct the vote and to dispose or to direct the disposition of 4,446,272 shares of the Stock. As one of three directors of Foundation, Crandall has shared power to vote or to direct the vote and to dispose or to direct the disposition of 230,628 shares of the Stock.

     FOUNDATION

     Acting through its three directors and Bruce (as principal of Bruce Management which exercises shared investment discretion over the shares of the Stock owned by the Foundation), Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 230,628 shares of the Stock.

     A. BASS

     As one of three directors of Foundation, A. Bass has shared power to vote or to direct the vote and to dispose or to direct the disposition of 230,628 shares of the Stock.

     R. BASS

     As one of three directors of Foundation, R. Bass has shared power to vote or to direct the vote and to dispose or to direct the disposition of 230,628 shares of the Stock.

     (c) Since the most recent filing on Schedule 13D, Alpine has purchased shares of the Stock in over-the-counter transactions on NASDAQ, as follows:

                            NO. OF SHARES     PRICE PER
               DATE            PURCHASED        SHARE

               02-22-95        6,000            $6.74
               02-23-95       10,000             6.74

     Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the shares of the Stock since the most recent filing on Schedule 13D.

     (d) - (e)

     No material change.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

     No material change.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(f)(1)(iii).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:  February 28, 1995



                                  ALPINE CAPITAL, L.P.

                                  By: /s Robert W. Bruce III
                                      Robert W. Bruce III,
                                      Manager

                                  /s/ Robert W. Bruce III
                                  ROBERT W. BRUCE III

                                  ALGENPAR, INC.

                                  By: /s/ J. Taylor Crandall
                                      J. Taylor Crandall,
                                      President

                                  /s/ J. Taylor Crandall
                                   J. TAYLOR CRANDALL

                                  /s/ W. R. Cotham
                                  W. R. Cotham,
                                  Attorney-in-Fact for:

                                  THE ANNE T. AND ROBERT M.
                                    BASS FOUNDATION (1)
                                  ANNE T. BASS (2)
                                  ROBERT M. BASS (3)

(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of The Anne T. and Robert M. Bass Foundation previously has been filed with the Securities and Exchange
     Commission.

(2) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Anne T. Bass previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Robert M. Bass previously has been filed with the Securities and Exchange Commission.

                          EXHIBIT INDEX

Exhibit                  Description
- -------                  -----------

99.1                 Agreement pursuant to Rule
                     13d-1(f)(1)(iii), filed herewith